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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

  Certification and Notice of Termination of Registration under Section 12(g)
        of the Securities Exchange Act of 1934 or Suspension of Duty to
           file Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934
                         Commission File Number 2-10735
                                                -------

                               The GNI Group, Inc.
                               -------------------
             (Exact name of registrant as specified in its charter)

         2525 Battleground Road, Deer Park, Texas, 77536; (281)930-0350
         --------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     10 7/8% Series B Senior Notes due 2005
                     --------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
  ---------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)       [ ]         Rule 12h-3(b)(1)(ii)       [ ]
           Rule 12g-4(a)(1)(ii)      [ ]
           Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(i)        [ ]
           Rule 12g-4(a)(2)(ii)      [ ]         Rule 12h-3(b)(2)(ii)       [ ]
           Rule 12h-3(b)(1)(i)       [ ]         Rule 15d-6                 [X]

         Approximate number of holders of record as of the certification or notice date: less than 30
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         Pursuant to the requirements of the Securities Exchange Act of 1934 The
GNI Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:        10/7/99                   BY: /s/ Carl V Rush, Jr.
      ------------------------             ---------------------
                                               Carl V Rush, Jr.,
                                               President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.